Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

May 10, 2011

VIA EDGAR

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:    Green & Quality Home Life, Inc. (the “Company”)

                        Amendment No. 6 to Registration Statement on Form S-1

Filed May 9, 2011

                        File No. 333-168521

Dear Ms. Ravitz:

Pursuant to the staff’s comment letter dated April 26, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 6 to the Company’s Form S-1 was filed with the Commission via EDGAR on May 10, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  The page numbers below reference the redlined Amendment No. 1 to the Company’s Form S-1.

Summary Information about Green & Quality Home Life, Inc., page 7

1.

 We note your response to prior comment 1.  Please revise your summary to describe briefly the remaining steps that must be taken to complete the development of your “product portfolio concept” and your “service portfolio concept” and to clarify whether Mr. Narita or another person will perform those steps.  To the extent Mr. Narita will perform these steps, please confirm, if true, that the costs involved in those steps do not include compensation to be paid to Mr. Narita.

The Company has complied with this comment.  Please see the additional disclosure added to the Summary information on page 9 of the amended Form S-1.

2.

 Please clarify your statement that the closing date of the offering will be June 25, 2011.  We note from your disclosure that this date appears to have been determined by reference to the effective date of this registration statement, which has not yet occurred.

The Company has complied with this comment.  Please see pages 2, 4, and 25 of the amended Form S-1.

Description of our Products and Services Portfolio, page 26

3.

 Please delete that last sentence of this section.

The Company has complied with this comment.  Please see page 31 of the amended Form S-1.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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